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                               February 5, 2021

       Michael Leabman
       Chief Executive Officer
       Movano Inc.
       6200 Stoneridge Mall Rd., Suite 300
       Pleasanton, CA 94588

                                                        Re: Movano Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
11, 2021
                                                            CIK No. 0001734750

       Dear Mr. Leabman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration on Form S-1 submitted on January 11, 2021

       Our Planned Wearable Product, page 29

   1. We note the updated disclosure that the IRB approved and you conducted your first external glucose tests
of 10 external subjects and your first external blood pressure test of
                                                        40 external subjects.
Please include a brief discussion of the study results or otherwise disclose when you
expect the results to be available.
       Intellectual Property, page 31

   2. We note your updated disclosure that you have two issued patents. Please revise to disclose the type of
patent protection you have and the expiration dates for each of your
 Michael Leabman
Movano Inc.
February 5, 2021
Page 2
      material issued patents.
       You may contact Franklin Wyman at 202-551-3660 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jason L. Drory at 202-551-8342 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,
FirstName LastNameMichael Leabman
                                                        Division of Corporation
Finance
Comapany NameMovano Inc.
                                                        Office of Life Sciences
February 5, 2021 Page 2
cc:       Mark R. Busch, Esq.
FirstName LastName